K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

June 25, 2021
FILED VIA EDGAR
Ms. Rebecca Marquigny
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:
Neuberger Berman Alternative Funds
- Post-Effective Amendment No. 74 (File Nos. 333-122847; 811-21715)
Neuberger Berman Equity Funds
- Post-Effective Amendment No. 224 (File Nos. 002-11357; 811-00582)
Neuberger Berman Income Funds
- Post-Effective Amendment No. 142 (File Nos. 002-85229; 811-03802)

Dear Ms. Marquigny:
This letter responds to your comments, discussed in our telephone conversation on June 17, 2021, regarding your review of (i) Post-Effective Amendment (“PEA”) No. 74 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“NBAF”) on behalf of Neuberger Berman Absolute Return Multi-Manager Fund, (ii) PEA No. 224 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (“NBEF”) on behalf of Neuberger Berman Equity Income Fund, Neuberger Berman Genesis Fund, Neuberger Berman International Equity Fund, Neuberger Berman Large Cap Value Fund, Neuberger Berman Multi-Cap Opportunities Fund, and Neuberger Berman Real Estate Fund, and (iii) PEA No. 142 to the registration statement on Form N-1A for Neuberger Berman Income Funds (“NBIF”) on behalf of Neuberger Berman High Income Bond Fund. Each of NBAF, NBEF, and NBIF are referred to herein as a “Registrant” and collectively, the “Registrants” and each series is referred to herein as a “Fund” and collectively, the “Funds.”
Each PEA will become effective on July 5, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  Each Registrant expects to file an additional PEA on July 2, 2021, which will become effective on July 5, 2021 (the “effective date”), pursuant to Rule 485(b) under the 1933 Act, and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Ms. Rebecca Marquigny
Division of Investment Management
Securities and Exchange Commission
June 25, 2021

General Comments
Comment 1: Please file the Registrants’ written response to the staff’s comments as correspondence on EDGAR at least five days prior to the effective date.  Please include any revised disclosure directly in your response or include marked pages as an Appendix. Where appropriate, respond to any comments provided on a single PEA that are applicable to each PEA consistently.

Response: The Registrants are filing this letter as correspondence on EDGAR to respond in writing to the staff’s comments on each PEA.  Where appropriate, each Registrant has applied comments provided to a different Registrant if corresponding disclosure is applicable.

Comment 2:  Adjust the reference in the second sentence of the fifth paragraph in the “Maintaining Your Account” section of each prospectus regarding redemption requests that states, “[a]s described further above….” to clarify that the referenced disclosure is below.
Response:  The Registrants have revised the abovementioned disclosure as follows:
As described further ~~above~~ below […].
Comment 3: If a Fund has elected to be governed by Rule 18f-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please refer the staff to the required disclosure providing that the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. Consider disclosing whether such redemptions would be made using pro rata slices of assets, representative securities baskets, or individually selected securities.
Response:  To the extent a Fund has elected to be governed by Rule 18f-1, the appropriate disclosure is included in the Fund’s statement of additional information.  The NBEF SAI has been revised as follows:
Each Fund (except Neuberger Berman Dividend Growth Fund, Neuberger Berman Global Real Estate Fund, Neuberger Berman Greater China Equity Fund, and Neuberger Berman U.S. Equity Impact Fund) may pay in kind only those requests for redemption (or a combination of requests from the same shareholder in any 90-day period) exceeding $250,000 or 1% of the net assets of the Fund, whichever is less.
Comment 4: Clarify the intended audience for the disclosure included in the “Maintaining Your Account” section of each prospectus.  To the extent the intended audience is individual investors, add disclosure notifying the investor that they should contact their

Ms. Rebecca Marquigny
Division of Investment Management
Securities and Exchange Commission
June 25, 2021

intermediary to determine if intermediary fees apply to their investment and to determine if the Class E shares’ returns are reduced by the fees to some intermediary.
Response: The Registrants have made the requested change. Please see Appendix A, which includes marked pages.
Comment 5:  Revise or confirm that the correct address is listed in the fourth paragraph of the “Dividends and Other Distributions” section in each SAI.
Response:  The Registrants have revised the abovementioned disclosure as follows:
Direct Shareholders may make a cash election on the original account application or at a later date by writing to DST Asset Manager Solutions, Inc. (“DST”) at the following address: Attn:  Neuberger Berman Funds, P.O. Box 219189, Kansas City, MO 64121-9189.
Comment 6:  Review the twelfth paragraph of the “Taxation of the Fund” section of the NBAF and NBIF SAI and confirm the accuracy of the following statement: “The Fund’s CLCOs may be carried forward indefinitely. Capital losses carried over retain their character as either short-term or long-term capital losses.”
Response:  NBAF and NBIF confirm that the abovementioned disclosure is accurate.
Comment 7: Confirm that any contractual fee waiver and/or expense reimbursement arrangement will continue for at least one year from the date of the prospectus.
Response:  The Registrants confirm that any contractual fee waiver and/or expense reimbursement arrangement will continue for at least one year from the date of the prospectus.
Comment 8: Explain supplementally why charging a lower investment management fee for one class is consistent with Rule 18f-3 under the 1940 Act.
Response: Rule 18f-3 provides an exception to the prohibition in Section 18(f)(1) to permit open-end funds to issue multiple share classes with different expenses, subject to certain conditions.1  The condition relevant to the staff’s comment is that “Fundwide Expenses” (as

1          Rule 18f-3 permits a mutual fund to issue more than one class of shares, provided that the different classes have the following characteristics: (1) each class has a different service or fee arrangement for shareholder services or the distribution of securities, or both, and pays all of the expenses of that arrangement; (2) each class has exclusive voting rights on any matter submitted to shareholders that relates to its arrangement; (3) each class has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class; and (4) each class has, in all other respects, the same rights and obligations as each other class. Rule 18f-3 also requires that any payments made by each class of shares must be made pursuant to a written plan that sets forth the separate arrangements and expense allocations of each class and any related conversion

Ms. Rebecca Marquigny
Division of Investment Management
Securities and Exchange Commission
June 25, 2021

defined in Rule 18f-3), such as investment advisory fees and custodial fees, must be initially allocated to all share classes on essentially a pro rata basis (see Rule 18f-3(c)). This prohibits charging Fundwide Expenses differently among share classes.  Notwithstanding the provisions regarding how Fundwide Expenses must be initially allocated, Rule 18f-3(b) explicitly states that “[e]xpenses may be waived or reimbursed by the [fund’s] adviser, underwriter, or any other provider of services to the company” (emphasis added).  In the release pursuant to which it adopted Rule 18f-3 (the “Adopting Release”), the SEC made clear that a fund’s adviser is permitted to waive or reimburse certain Fundwide Expenses on a class-specific basis so long as the board “monitor[s] the use of waivers or reimbursements to guard against cross-subsidization between classes.” (See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995)).  Here, the Funds’ adviser does not propose to charge Fundwide Expenses differently, but rather to waive certain Fundwide Expenses on a class-specific basis, consistent with Rule 18f-3(b) and the Rule 18f-3 Adopting Release.  In this regard, there would be no changes in the advisory fees charged or the methodology used to allocate the advisory fees to specific classes.  Simply, the amounts “owed” by the Class E shares in the ordinary course would be waived by the Funds’ adviser pursuant to an investment advisory fee waiver agreement.  Accordingly, the adviser will absorb the cost of managing the assets representing Class E shares, the shareholders of the other classes will pay the same amount of Fundwide Expenses as they would have in the absence of such waiver, and no cross-subsidization will occur between the classes of each Fund.  Further, there will be no increase in the total expense ratio of any class of any Fund as a result of the waiver.  In addition, the Board of Trustees of each Registrant has, and will, monitor this arrangement with respect to Class E to guard against cross-subsidization between classes.

NBEF

Comment 9: Review the Funds that are referenced throughout the first paragraph of the “Investment Management and Administration Services” section in NBEF SAI and adjust accordingly.
Response:  The NBEF SAI has revised the abovementioned disclosure as follows:
NBIA serves as the investment manager to the Funds pursuant to management agreements with the Trust, dated May 4, 2009 for each Fund (except Neuberger Berman Dividend Growth Fund, Neuberger Berman Global Real Estate Fund, ~~and~~ Neuberger Berman Greater China Equity Fund, Neuberger Berman International Small Cap Fund, and Neuberger Berman U.S. Equity Impact

features or exchange privileges.  Before any shares are issued in reliance on Rule 18f-3, a majority of the Board, including a majority of the non-interested Board members, must find that the proposed plan and expense allocations are in the best interests of each class of shares of the mutual fund.

Ms. Rebecca Marquigny
Division of Investment Management
Securities and Exchange Commission
June 25, 2021

Fund) and dated July 16, 2013 for Neuberger Berman Dividend Growth Fund, Neuberger Berman Global Real Estate Fund, Neuberger Berman Greater China Equity Fund, ~~and~~ Neuberger Berman International Small Cap Fund, and Neuberger Berman U.S. Equity Impact Fund (each a “Management Agreement” and collectively, the “Management Agreements”).
Comment 10: Explain supplementally the intent of the statement contained in the third sentence of the first paragraph in the “Investment Management and Administration Services – Sub-Adviser” section in the NBEF SAI.  Also clarify the disclosure of which this statement relates to. Discuss how the Registrant confirmed the accuracy of that disclosure.
Response:  This statement was initially included to make clear that the sub-adviser provided the information about its organization.  The Registrant’s adviser reviewed the information and prepared the related disclosure.  The Registrant has deleted the abovementioned statement.
Comment 11: Clarify and define the term “UCITS” that appears in the second paragraph of the “Potential Conflicts of Interest” section of NBEF SAI.
Response: The Registrant has revised the abovementioned disclosure as follows:
The performance of other Green Court accounts, including the Greater China Accounts, and the Fund may differ for various other reasons, including: different inflows and outflows of capital; variations in strategy; redemption and/or withdrawal rights; regulatory restrictions, including restrictions regarding undertakings for Collective Investment in Transferable Securities (“UCITS”) ~~restrictions~~ (which are generally not applicable to the Fund, but which are applicable to certain other Greater China Accounts); and other differences (collectively, the “Differences”).
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If you have any further comments or questions regarding these filings, please contact me at (202) 778-9403.  Thank you for your attention to these matters.
Sincerely, /s/ Marguerite Laurent Marguerite Laurent